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December 10, 2014

VIA EDGAR

Ed Bartz

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Aberdeen Funds

Registration Statement on Form N-14 Filed on October 28, 2014

Securities Act File No. 333-199627

Dear Mr. Bartz:

You had asked that the N-14 for Aberdeen Funds include disclosure regarding the estimated capital gains impact per share resulting from the liquidation.  As per our earlier conversation, with respect to the potentially liquidating fund, the capital gains impact per shareholder as a result of the liquidation is not expected to be dependent on the sales of portfolio securities by the liquidating fund.  Rather, the capital gains impact for each shareholder will be based on the shareholder’s basis in the shares and the amount received for those shares in the liquidation. Such gain or loss may be short-term or long-term depending upon a shareholder’s holding period in shares of the liquidating fund.  This is because under Section 562(b)(1) of the Internal Revenue Code, amounts distributed by a regulated investment company (“RIC”) in liquidation of the RIC which are attributable to the RIC’s earnings and profits will be treated as a dividend for purposes of computing the dividends paid deduction.  Also, if the RIC adopts a plan of liquidation and completely liquidates within 24 months of the adoption of such plan, any distribution that is made within this 24 month period and is made pursuant to the plan will be treated as a dividend for purposes of computing the dividends paid deduction.

For this reason, we believe that the current disclosure in the N-14 regarding the tax consequences of the liquidation is appropriate, and including the estimated capital gains impact per share would not be appropriate.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

Enclosures

cc:                                Lucia Sitar, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP

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